Exhibit 99.1

Foresight Wins Gold at 2019 Edison Awards

The QuadSight™ vision system was named a Gold Winner in the Autonomous Vehicles category.

Ness Ziona, Israel – April 8, 2019 – Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision systems, today announced that its QuadSight vision system was named the Gold Winner in the Transportation & Logistics, Autonomous Vehicles category in the prestigious 2019 Edison Awards™. The Edison Awards, named after Thomas Alva Edison, recognize and honor the world’s best in innovators and innovations. Being honored with an Edison Award is one of the highest accolades a company can receive in recognition of innovation and business success.

Foresight’s quad-camera vision system was selected by a judging panel comprised of more than 3,000 professionals from the fields of product development, design, engineering, science, marketing and education, including professional organizations representing a wide variety of industries and disciplines.

The QuadSight quad-camera stereoscopic vision system offers unparalleled obstacle detection capabilities for autonomous vehicles. By adapting field-proven security technology that has been deployed for almost two decades, QuadSight offers autonomous vehicles advanced perception capabilities beyond those of human eyes and reduces the likelihood of accidents and injuries in all weather or lighting conditions.

Since 1987, the Edison Awards have recognized and honored some of the world’s most innovative new products, services and business. The Edison Awards symbolize the persistence and excellence personified by Thomas Edison while also strengthening the human drive for innovation, creativity and ingenuity. The Edison Awards is a program conducted by Edison Universe. For more information about the Edison Awards, please visit www.edisonawards.com

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, please visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

About Foresight

Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention, which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the semi-autonomous and autonomous vehicle markets. The company estimates that its systems will revolutionize automotive safety by providing an automotive grade, cost-effective platform, and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the benefits of the QuadSight™ vision system. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s registration statement on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654